Exhibit 99.1

Pan American Silver provides notice of second quarter 2022 unaudited results and conference call

VANCOUVER, BC, July 13, 2022 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American Silver") will release its unaudited results for the second quarter of 2022 ("Q2 2022") after market close on Wednesday, August 10, 2022. A conference call and webcast is planned for 11:00 am ET (8:00 am PT) on August 11, 2022.

Participants may join the conference call via Webcast or through the following dial-in numbers:

Toll-free in Canada and the U.S.:	1-800-319-4610
International:	+1-604-638-5340
Webcast:	panamericansilver.com (https://services.choruscall.ca/links/panamericansilver20220811.html)

The presentation slides will be available at panamericansilver.com (https://www.panamericansilver.com/investors/events-and-presentations/)

An archive of the webcast will also be available for three months.

About Pan American Silver

Pan American Silver owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

Learn more at panamericansilver.com.

View original content:https://www.prnewswire.com/news-releases/pan-american-silver-provides-notice-of-second-quarter-2022-unaudited-results-and-conference-call-301586171.html

SOURCE Pan American Silver Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2022/13/c2288.html

%CIK: 0000771992

For further information: Siren Fisekci, VP, Investor Relations & Corporate Communications, Ph: 604-806-3191, Email: ir@panamericansilver.com

CO: Pan American Silver Corp.

CNW 17:05e 13-JUL-22